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                                                                    EXHIBIT 99.3

                        DYNAMICS CORPORATION OF AMERICA
                               475 STEAMBOAT ROAD
                          GREENWICH, CONNECTICUT 06830
                               SEPTEMBER 2, 1997
Dear Shareholder:

    You are invited to DCA's 1997 annual meeting of shareholders at 10:30 a.m. local time, on October 16, 1997, at the Greenwich Library, West Putnam Avenue at Deerfield Drive, Greenwich, Connecticut. At the meeting, DCA shareholders will be asked to approve the previously announced merger with CTS Corporation ("CTS") and to elect directors and ratify the appointment of independent auditors. In the merger, DCA shareholders (other than CTS) will have the option of receiving either $58.00 in cash (subject to proration) or 0.88 CTS common shares for each DCA share. The DCA-CTS merger agreement also contemplates that, subject to CTS shareholder approval of the issuance of CTS Shares in the merger and related amendments to CTS' charter to increase its authorized capitalization, CTS will effect a stock split in the form of a 1:1 stock dividend to shareholders of record on October 24, 1997.

    DCA has owned CTS shares for more than ten years and currently owns 43.9% of the issued and outstanding CTS shares and 30.3% of the voting power of CTS shares. During such ten-year period, two DCA officers have been members of CTS' five-member Board of Directors. CTS owns 31.7% of the DCA shares, substantially all of which CTS acquired in a tender offer made in accordance with the merger agreement. Following the tender offer, four CTS designees became members of DCA's 13-member Board of Directors. The DCA shares owned by CTS will be voted in favor of each of the matters to be considered at the shareholders meeting.

    Approval of the merger by DCA shareholders requires a two-thirds vote. CTS has agreed to vote the DCA shares it owns in favor of such approval, as has WHX Corporation ("WHX"), which holds approximately 13.5% of DCA's outstanding shares. In addition, DCA directors and officers intend to vote their 7.1% of DCA's outstanding shares in favor of such approval. Accordingly, DCA shareholder approval of the merger will be assured if holders of 30.2% of the DCA shares not owned by CTS, DCA's directors and officers and WHX likewise so vote.

    The DCA Board has unanimously approved the DCA-CTS merger agreement and the transactions contemplated thereby, and determined that such transactions are fair to, and are in the best interests of, DCA and its shareholders. The DCA Board (with CTS' designees abstaining) unanimously recommends that the shareholders of DCA vote "FOR" adoption of the DCA-CTS merger agreement, the election of DCA directors and the ratification of the appointment of independent auditors.

    The Cash Consideration may be different from the trading price for DCA Shares on the NYSE from time to time prior to the Effective Time of the Merger. On August 29, 1997, the last trading day prior to the date of the Joint Proxy Statement/Prospectus, the closing sales price for DCA Shares as reported on the NYSE was $71.00 per share. The amount of Cash Consideration is fixed at $58.00 per DCA Share, regardless of changes in the market prices for DCA Shares. DCA shareholders are urged to obtain current market quotations for DCA Shares.

    The merger presents an opportunity for DCA's shareholders to participate in the future growth of both CTS and DCA. DCA has had a major equity stake in CTS for over a decade, and DCA's shareholders are now in a position to benefit directly from CTS' profitability and growth.

    Additional information relating to the merger, the merger agreement, the election of directors and the ratification of the appointment of independent auditors to be considered at the DCA shareholders meeting is set forth in the accompanying Joint Proxy Statement/Prospectus. Please review this material carefully. For a discussion of the procedures to be followed in order to recieve the $58.00 per share in cash, including the deadline for making such election, see "Other Terms of the Merger and the Merger Agreement--Procedures for Cash Election" in the accompanying Joint Proxy Statement/Prospectus.

    It is important that your DCA shares be represented at the DCA shareholders meeting, regardless of the number of shares you hold. Whether or not you plan to attend the meeting, please sign, date and return your proxy card in the enclosed postage paid envelope as soon as possible. If you later decide to attend the meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the meeting, you may do so and your proxy will have no further effect. If you attend the meeting, you may vote in person, if you wish, even though you previously mailed your proxy.

                                          Very truly yours,
                                          /s/ Andrew Lozyniak
                                          Andrew Lozyniak
                                          CHAIRMAN OF THE BOARD
                                          AND PRESIDENT